

June 16, 2017

Troy Lowman
Chief Executive Officer
SNM Global Holdings, Inc.
7950 NW 53rd Street, Suite 337,
Miami, Florida 33166

    Re: **SNM Global Holdings, Inc.**
                Offering Statement on Form 1-A
                Filed May 24, 2017
                File No. 024-10701

Dear Mr. Lowman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 35

1. Please identify each selling securityholder, state the amount of securities owned by the securityholder prior to the offering, the amount offered for his or her account and the amount to be owned after the offering. Please also provide the percent of the pre-offering outstanding shares of common stock to be sold by selling securityholders. See Part II, Item 5(d) of Form 1-A. Please also include on the cover page of the offering circular the number of shares being offered by selling securityholders. See Part II, Item 1(d) of Form 1-A.

Principal Stockholders, page 52

2. Please revise the last row in the second table to disclose the required information with respect to your executive officers and directors as a group (individually identifying any such person who owns more than 10% of such class of securities). In this regard, we note from the disclosure on page 48 that you have nine directors, none of whom is Mr. Justice.

Please also revise the second table to complete the last two columns. See Part II, Item 12 of Form 1-A.

<u>Signatures</u>

3. Please revise to include the signatures of a majority of the board of directors. In this regard, we note from the disclosure on page 48 that you have nine directors. Please also revise Mr. Lowman's second signature block to indicate that he is signing in his capacity as your principal executive officer, in addition to his capacities as your principal financial and accounting officers). See the Signatures section of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John E. Lux, Esq.